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                                                                   EXHIBIT 99.7
                                 MEMORANDUM TO
                     PARTICIPANTS AND BENEFICIARIES IN THE

          LUKENS INC. CAPITAL ACCUMULATION PLAN FOR HOURLY EMPLOYEES
               LUKENS GROUP EMPLOYEES CAPITAL ACCUMULATION PLAN
     WASHINGTON STEEL CORPORATION CAPITAL ACCUMULATION PLAN--WASHINGTON PA WASHINGTON STEEL CORPORATION EMPLOYEES CAPITAL ACCUMULATION PLAN (MASSILLON,
                                      OH)

                                                           Date: April 24, 1998

Re: Voting Rights and Cash Elections with respect to shares of Lukens Inc.

  As described in the enclosed proxy statement/prospectus, Lukens Inc. stockholders are voting on whether to adopt the Agreement and Plan of Merger dated as of December 15, 1997, as amended as of January 4, 1998, among Bethlehem Steel Corporation, Lukens Acquisition Corporation, and Lukens Inc. (as so amended, the "Merger Agreement"). The above referenced employee benefit plans (each, the "Plan," or collectively the "Plans") hold shares of Lukens Inc. common stock ("Common Stock").

  As a participant (or a beneficiary of a deceased participant) in one or more of the Plans, you have the right to direct the trustee(/1/) to vote the shares of Common Stock allocated to your Plan account for or against the proposal to adopt the Merger Agreement. To do so, complete the enclosed proxy card and return it in the envelope enclosed for your convenience. Proxy cards must be received at the address on the enclosed envelope no later than May 26, 1998. Subject to the terms and conditions of the Plan, the trustee of the Plan is required to follow the directions of those participants and beneficiaries who provide timely directions to the trustee.

  Under the Lukens Inc. Capital Accumulation Plan for Hourly Employees, the Lukens Inc. Employee Benefits Finance Committee may direct the Trustee to vote shares for which timely directions are not received in the same proportion as the shares for which directions are received. Under the terms of the other Plans and accompanying trust agreement, the trustee may not vote any Common Stock for which it does not receive timely directions from the participant to whose account such Common Stock is allocated, so it is important that you provide a voting direction for shares allocated to your Plan account.

  Participants in the Plans do not have the right to make the election to receive cash described in the enclosed proxy statement/prospectus with respect to the Common Stock allocated to their Plan accounts. The Employee Benefits Finance Committee will determine whether to make such an election with respect to all, a portion, or none of the shares of Common Stock held by the Plan.

  If the Merger Agreement is adopted and the merger contemplated thereby is effected, the shares of Common Stock allocated to your Plan account immediately prior to the effective time of the merger will be converted into the right to receive cash, shares of Bethlehem Steel Corporation common stock, or a combination of cash and such shares, as provided in the Merger Agreement and described in the enclosed proxy statement/prospectus.

  Please complete and return the enclosed proxy card in the envelope enclosed for your convenience. Proxy cards must be received at the address on the enclosed envelope no later than May 26, 1998.

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(/1/) Vanguard Fiduciary Trust Company is the trustee for the Plan.